EXHIBIT 99.2

SIGNAL POINT HOLDINGS CORP.

CERTIFICATE OF DESIGNATIONS

of the

NON-VOTING, NON-CONVERTIBLE
SERIES A
PREFERRED STOCK

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

SIGNAL POINT HOLDINGS CORP., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the following resolution was duly adopted by the Sole Director of the Corporation on October 1, 2012:

RESOLVED, that, pursuant to Article FOURTH of 10,000,000 the Amended and Restated Certificate of Incorporation, which creates and authorizes shares of Preferred Stock, par value $.01 per share (hereinafter called the “Preferred Stock”), of which no shares are currently authorized, issued or outstanding, the Sole Director of the Corporation hereby establishes a series of non-voting, non-convertible Series A Preferred Stock to consist of 1,000 shares, and hereby fixes the powers, designation, preferences and relative, participating, optional and other rights of such class of Serial Preferred Stock, and the qualifications, limitations and restrictions thereof, in addition to those set forth in said Article FOURTH as follows:

Section 1.     Designation and Amount.

(a)           The 1,000 shares of Preferred Stock shall be designated as Series A Preferred Stock specifically designed for Allied International Fund Inc. (“Allied”) and will not be issued to any entity other than Allied (the “Series A Preferred Stock”).  Such number of shares may be increased or decreased by resolution of the Sole Director; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding, plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

(b)           The Series A Preferred Stock shall rank (i) senior to all of the Common Stock, par value $.001 per share (“Common Stock”); (ii) senior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to any Series A Preferred Stock of whatever subdivision (collectively, with the Common Stock, “Junior Securities”; and (iii) on parity with any class or series of capital stock of the Corporation created specifically ranking by its terms on parity with the Series A Preferred Stock (“Parity Securities”), in each case as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to as “Distributions”).

Section 2.     Dividends.

(a)           Dividends payable on the shares of Series A Preferred Stock shall be an aggregate amount equal to one percent (1%) of the aggregate gross revenues per month    ( But Not Less than $50,000 per Month) of the Corporation and any of its consolidated subsidiaries, joint ventures, partnerships, licensing arrangements, including, but not limited to, all realized and recorded revenue as determined in accordance with U.S. generally accepted accounting principles, payable for a period of seven years from the date of issuance (the “Dividend Period”).  Such dividends shall be cumulative on each share of Series A Preferred Stock during the Dividend Period and shall be payable monthly in cash, based on the prior month’s (or portion thereof for the first and last month of the Dividend Period) estimated gross revenues.  The dividend shall be payable 15 business days after the end of the prior month and adjusted up or down based on the Corporation’s actual financial statements reported on a quarterly basis. Except as may be provided by the Delaware General Corporation Law or other applicable law, the Sole Director of the Corporation shall (i) declare such dividends on a monthly basis and (ii) irrevocably authorize this payment with said payment commencing as of [October 15th, 2012], and every 15th business day following the end of each month thereafter during the Dividend Period, subject to adjustments as described above. The dividend shall be payable to holders of record of shares of the Series A Preferred Stock as they appear on the stock register of the Corporation on such record date, not exceeding ten days nor less than five days preceding the payment date thereof.

(b)           When dividends are not paid in full or declared in full and set apart for the payment thereof upon the Series A Preferred Stock and any other shares of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon shares of Series A Preferred Stock and any other Preferred Stock ranking on a parity as to dividends shall be declared pro rata so that in all cases the amount of dividends declared per share on the Series A Preferred Stock and such other Preferred Stock shall bear to each other the same ratio that accumulated dividends per share, including dividends accrued or in arrears, on the shares of Series A Preferred Stock and such other Preferred Stock bear to each other.  Except as provided in the preceding sentence, unless full cumulative dividends on the Series A Preferred Stock have been paid, or declared in full and sums set apart for the payment thereof, no dividends shall be declared or paid or set aside for payment or other distribution made upon the Common Stock of the Corporation or any other Junior Securities or Parity Securities as to dividends or liquidation rights, nor shall any Junior Securities or Parity Securities be redeemed, purchased, exchanged or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any shares of such stock) by the Corporation or any subsidiary, except by conversion into or exchange for Junior Securities.

Section 3.      Conversion.  The Series A Preferred Stock is not convertible into any shares of capital stock or other equity interests of the Corporation.

Section 4.          Liquidation Rights.

(a)           In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall be entitled to receive out of the remaining assets of the Corporation available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock of the Corporation ranking junior to the Series A Preferred Stock, liquidating distributions in an amount equal to $5,000 per share. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Series A Preferred Stock and any other shares of Preferred Stock of the Corporation ranking (as to any such distribution) on a parity with the Series A Preferred Stock are not paid in full, holders of the Series A Preferred Stock and of such other shares of Preferred Stock will share ratably in any such distribution of assets of the Corporation in proportion to the full respective preferential amounts to which they are entitled.  After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

(b)           For purposes of this Section 4, a distribution of assets in any dissolution, winding up, liquidation or reorganization shall not include (a) a sale of substantially all assets or other sale of the Corporation’s business, (b) a sale by the Corporation of more than 50 % of the capital stock of the Corporation (determined on an as-converted, as exercised, or common-stock-equivalent basis) in a single transaction or a series of directly related transactions, and (c) a merger or consolidation of the Corporation in which the outstanding capital stock of the Corporation is exchanged in whole or in part for securities of another person and the holders of the Company’s securities hold less than a majority of the voting power of the surviving company. A distribution of assets in any dissolution, winding up, liquidation or reorganization shall also not include any dissolution, liquidation, winding up or reorganization of the Corporation immediately followed by reincorporation of another corporation.  In all of the foregoing transactions, the surviving Corporation shall assume all of the rights and obligations of the Corporation relating to the Series A Preferred Stock under this Certificate of Designation including, but not limited to, the payment of the 1% of gross revenues, dividends set forth in Section 2(a) above.

Section 5.       Voting Rights.

(a)            Series A Preferred Stock shall not have any voting rights in the Corporation; provided, that the Corporation shall not amend, alter, change or repeal the preferences, privileges, special rights or other powers of the Series A Preferred Stock so as to adversely affect the Series A Preferred Stock, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such affected Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class; provided, however, the Corporation may at any time without the vote or consent of the stockholders of the Series A Preferred Stock or any other stockholder amend the Series A Certificate of Designation to increase or reduce the number of shares designated thereunder so long as any reduction does not result in the designation of less Series A Preferred Stock than is issued and outstanding at the time of the reduction.

(b)             In the event that the Holders of at least a majority of the outstanding shares of Series A Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock pursuant to the terms hereof, then the Corporation will deliver notice of such approved change to the holders of the Series A Preferred Stock that did not agree to such alterations or change (the “Dissenting Holders”) and  the Dissenting Holders shall have the right for a period of thirty (30) days following such delivery to convert their Preferred Shares pursuant to the terms hereof as such terms existed prior to such alteration or change, or to continue to hold such Preferred Stock as so modified.  No such change shall be effective to the extent that, by its terms, such change applies to less than all of the shares of Series A Preferred Stock then outstanding.

Section 6.       Redemption, Cancellation.  The Series A Preferred Stock shall not be redeemable. If at any time prior to August 10, 2020, the Corporation shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Corporation is not the surviving corporation) or sell, transfer or otherwise dispose all or substantially all of its property, assets or business to another corporation (“Extraordinary Transaction”), the successor or acquiring corporation (if other than the Corporation) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of the Series A Preferred Stock to be performed and observed by the Corporation and all the obligations and liabilities hereunder, including, but not limited to the payment of dividends as set forth in Section 2.  As soon as commercially practicable following the Extraordinary Transaction, the successor or acquiring corporation (if other than the Corporation), shall deliver to the holder of the Series A Preferred Stock a new certificate in replacement of the Series A Preferred Stock consistent with the provisions referenced in the immediately preceding sentence against receipt by such successor or acquiring corporation of the original certificate for the Series A Preferred Stock.

Upon expiration of the Dividend Period, the Series A Preferred Stock shall be deemed cancelled and no shares of Series A Preferred Stock shall be deemed issued and outstanding as of such date.  Upon written request of the Corporation, the holder of the shares and the Series A Preferred Stock shall return any certificates evidencing such shares to the Corporation or shall deliver to the Corporation a lost certificate affidavit in lieu thereof.

IN WITNESS WHEREOF, Signal Point Holdings Corp., has caused this Certificate of Designations to be signed by Robert DePalo, its Chief Executive Officer, this 12 day of December, 2012.

    SIGNAL POINT HOLDINGS CORP.

By: /s/   Robert DePalo
Name:   Robert DePalo
Title:     Chief Executive Officer